SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2011

Commission File No. 1-8887

TransCanada PipeLines Limited
(Translation of Registrant's Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F☐  Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 to this report, filed on this Form 6-K/A, shall be incorporated by reference into the following Registration Statement under the Securities Act of 1933, as amended, of the registrant: Form F-9 (Reg. No. 333-163641).

EXPLANATORY NOTE

TransCanada PipeLines Limited (“TCPL”) is filing this Form 6-K/A to amend the earnings coverage originally filed under Exhibit 99.1 to Form 6-K dated May 2, 2011 in order to correct the stated time period over which such financial ratios have been calculated on a consolidated basis. Though calculated on the basis of “the twelve month period ended March 31, 2011”, as required by National Instrument 44-102, Item 8.4(b), such financial ratios were incorrectly stated as having been calculated on the basis of “the 3 month period ended March 31, 2011.”

The financial ratios originally filed on May 2, 2011 were stated including carrying charges for long-term debt maturing within one year reflected as current liabilities in TCPL’s consolidated balance sheets as at March 31, 2011 and now appear in the amended filing across from revised headings “Earnings coverage on long-term debt and current liabilities” and “Earnings coverage on long-term debt, current liabilities and first preferred shares”.

The amended filing also provides additional information regarding the coverage ratios excluding carrying charges for long-term debt maturing within one year reflected as current liabilities in TCPL’s consolidated balance sheets as at March 31, 2011.  In this respect, two additional earnings coverage ratios have been provided across from the headings “Earnings coverage on long-term debt excluding current liabilities” and “Earnings coverage on long-term debt and first preferred shares excluding current liabilities”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2011

TRANSCANADA PIPELINES LIMITED

By:	/s/ Donald J. DeGrandis
Donald J. DeGrandis
Vice-President and Corporate Secretary

EXHIBIT INDEX

99.1	Schedule of earnings coverage calculations at March 31, 2011.